Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 17, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on report of fiscal Q4 2005 figures

Press Release for the Business Press

November 17, 2005

Q4 2005:

Sales increased in all industries and regions

➢	Sales: at EUR 341 million up 10% sequentially, down 1% year on year

➢	EBIT of minus EUR 62 million contains special charges totaling EUR 52 million (EBIT: minus EUR 1 million in previous quarter; plus EUR 19 million in previous year)

➢	Net cash flow improved: plus EUR 39 million

New orders and sales

Business in Q4 2005 (July 1 – September 30, 2005) picked up, becoming especially strong toward the end of the quarter. Nevertheless, it is not yet foreseeable to what extent this upturn is caused by seasonal factors.

Comparison with Q3 2005

In the more friendly business environment of Q4 2005, new orders and sales increased noticeably. Thus, new orders and sales have grown steadily from quarter to quarter in fiscal 2005, albeit from a low level.

New orders rose by 8% from EUR 304 million to EUR 327 million. The mobile phones business was the prime contributor to this growth with an increase of over 50%. This is evidence of the market upturn following the completion of inventory adjustments and the beginning Christmas business season. Orders from industrial electronics customers have risen somewhat. New orders from the automotive electronics and entertainment electronics industries and also wireline communications customers have remained at approximately the same level as the previous quarter. Only electronic component distributors ordered less in Q4 2005 than in the previous quarter. Regionally, the slight reduction in new orders in Germany was more than compensated by double-digit increases in Asia, in Europe without Germany and the NAFTA region.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	1 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

Sales increased by 10% from EUR 310 million to EUR 341 million. Thus, EPCOS has grown its business in all four business segments, in particular in Ceramic Components and Surface Acoustic Wave Components (SAW) components. Sales have also increased for all customer industries. Double-digit percentage increases were attained with products for both the mobile phones and automotive electronics industries. Growth for automotive electronics was carried by the increased volume for piezo actuators for diesel fuel injection systems. Thus, with a 26% share of sales the automotive electronics industry has strengthened its position as the company’s customer segment with the highest sales volume. Sales were also increased in all regions. Both Germany and Asia recorded double-digit percentage growth rates.

Comparison with Q4 2004

Compared with Q4 2004 business development on the whole has also shown improvement in the past quarter.

New orders increased by 8% from EUR 303 million to EUR 327 million. Aside from the orders from telecommunications customers, which did not reach the level of the previous year, new orders for all industries increased. Orders from the automotive electronics industry have grown fastest at a rate of nearly 30%. Regionally, only Europe without Germany was slightly below the previous year’s level; customers from all remaining regions ordered significantly more.

With sales of EUR 341 million, EPCOS almost reached the level of the previous year (EUR 344 million). Revenues for automotive electronics products grew by nearly 30%. Sales to electronic component distributors also rose. While sales of components for industrial electronics remained stable, sales of products for telecommunications and entertainment electronics did not reach the previous year’s levels. Regionally, sales in Germany have risen significantly, in Asia sales revenues remained at the previous year’s levels, and in all other regions sales declined.

Earnings

Earnings before interest and tax (EBIT) in Q4 2005 were minus EUR 62 million (Q3 2005: minus EUR 1 million; Q4 2004: plus EUR 19 million).

Several reasons are responsible for the negative earnings. First, EBIT was unable to follow the positive sales trend because in Q4 2005 EPCOS has reduced inventories considerably in comparison with the previous quarter. That means that the increase in sales was not accompanied by a corresponding rise in production volume. Second, the yields for tantalum

Corporate Communications	Dr. Heinz Kahlert	Reference Number	2 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

polymer capacitors and the newest generation of piezo actuators were unsatisfactory. For the latter part of the problem is attributable to defective incoming materials. In addition there were special charges in connection with the repositioning of parts of the standard components portfolio:

•	The various offers and discussions in the context of the sales talks resulted in a valuation of the tantalum business below the book value of the assets applied to the tantalum business. This necessitated an impairment write-down of EUR 46 million.

•	The streamlining of the EPCOS portfolio of ceramic capacitors has produced a changed demand structure. For part of the inventories, this means that the sale of these products will now be more difficult. EPCOS is responding to this risk with write-downs, which negatively impacted EBIT by minus EUR 6 million.

Earnings after tax for Q4 2005 were minus EUR 63 million (Q3 2005: minus EUR 8 million; Q4 2004: plus EUR 15 million). Earnings per share for Q4 2005 were minus 96 eurocents (Q3 2005: minus 12 eurocents; Q4 2004: plus 22 eurocents).

By contrast the net cash flow for Q4 2005 was clearly positive at plus EUR 39 million – largely as a result of inventory reductions.

Business segments

In the Capacitors segment, sales of EUR 88 million for the reporting period nearly reached the sales figures of EUR 89 million for Q4 2004 (Q3 2005: EUR 87 million). It is worth noting the positive sales development for power capacitors, which are employed primarily in industrial electronics. This served to compensate the slight overall decline in sales for the other capacitors.

EBIT for Capacitors was minus EUR 57 million (Q3 2005: minus EUR 5 million; Q4 2004: minus EUR 3 million). The primary factors were the above-mentioned book value write-down for the tantalum capacitor business and the high ramp-up costs for the series production of the new tantalum polymer capacitors.

Sales in the Ceramic Components segment increased 13% from EUR 95 million in Q4 2004 to EUR 108 million in Q4 2005 (Q3 2005: EUR 92 million). This growth was fueled primarily by the positive business development for piezo actuators. Sales of these products have nearly tripled over Q4 2004. This more than compensated the decline in sales for ceramic capacitors and thermistors and varistors (temperature- and voltage-dependent resistors).

Corporate Communications	Dr. Heinz Kahlert	Reference Number	3 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

Despite the higher sales volume over Q4 2004, EBIT for Ceramic Components was minus EUR 15 million (Q4 2004: plus EUR 8 million; Q3 2005: minus EUR 2 million). Earnings were not able to profit from the rise in sales due to major inventory reductions. Simultaneously, the severe price erosion and the unsatisfactory yields for the latest generation of piezo actuators negatively affected earnings. Special charges for the adjustment of ceramic capacitor inventories also strained earnings.

At EUR 101 million in Q4 2005 sales for the Surface Acoustic Wave Components (SAW) segment were 8% below the figure of EUR 110 million for Q4 2004 (Q3 2005: EUR 87 million). The decline in sales for SAW filters over the previous year could not be compensated by the increased sales of multilayer modules for mobile phone applications.

A comparison with the previous quarter shows a much better picture. Sharply rising sales of SAW filters for mobile phones contributed to the overall growth rate of 16%.

EBIT for SAW components was plus EUR 9 million (Q4 2004: plus EUR 13 million; Q3 2005: plus EUR 6 million). This improvement over the previous quarter came in spite of inventory reductions and intensified price erosion.

Fourth-quarter sales of EUR 45 million in the Inductors and Ferrites segment were 9% below the level of Q4 2004 (EUR 49 million) and slightly better than the previous quarter (EUR 44 million). This segment was affected by weak demand from almost all market segments; only sales of inductive components for the automotive electronics industry showed a positive trend.

Despite the downturn in sales, EBIT in Inductors and Ferrites was positive at EUR 1 million (Q4 2004: plus EUR 1 million; Q3 2005: plus EUR 0.4 million).

Fiscal 2005

Fiscal 2005 was characterized by its unusual course. Business development for the first half of the year was burdened by the inventory adjustments among our customers, which lasted unexpectedly long. This in turn was a result of the exceptionally high demand in the first half of 2004. Therefore, components manufacturers were not able to satisfactorily utilize production capacity, which had a negative effect on prices. Moreover, price erosion was intensified during the first half of the year by the unfavorable dollar/euro exchange rate. In the second half of the year, demand normalized and EPCOS was also able to increase the sales volume of its new products, for example, piezo actuators and multilayer modules. Nevertheless, it was not possible to compensate the weak start of fiscal 2005.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	4 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

Against this background new orders fell by 13% from EUR 1.39 billion in the previous year to EUR 1.21 billion. Sales dropped by 9% from EUR 1.36 billion to EUR 1.24 billion.

Even if 2005 was a difficult year, there were a number of successes that could be shown. The transformation into a globally competitive company has made clear progress. The restructuring and realignment of EPCOS toward more application-specific products and a sharper focus of its business on the emerging markets in Eastern Europe and Asia will strengthen the position of the company in the future. With its COMPETE program, EPCOS has managed to cut its costs by a further EUR 110 million, meaning that it has saved about EUR 600 million altogether since 2002. (COMPETE: COst Management, Process Excellence, Time Efficiency)

Despite the company’s success in cutting costs, EBIT was minus EUR 88 million in fiscal 2005 (fiscal 2004: plus EUR 65 million). Besides the decline in sales, the primary reason for the loss was a series of special charges totaling EUR 69 million. The lion’s share of these special charges (EUR 52 million) accrued in Q4 2005 with the planned sale of the Tantalum Capacitor Business Unit and the streamlining of the Ceramics Capacitors portfolio. “With these measures we have reacted to our unsatisfactory business development in 2005 and considerably improved the company’s basis for doing business in the future,” stated EPCOS CFO Dr. Wilfried Backes today at the Annual Press Conference in Munich.

EBIT for the ongoing business – excluding the loss for the Tantalum Capacitor Business Unit (approximately minus EUR 70 million), which is to be sold – was minus EUR 18 million. This figure also contains special charges totalling EUR 23 million (of which Ferrites account for EUR 17 million and Ceramic Components for EUR 6 million).

The net loss for the year was thus EUR 119 million (fiscal 2004: plus EUR 49 million). This was impacted by a revaluation of the deferred tax assets mainly from loss carryforwards of previous years by minus EUR 25 million in Q2 2005.

Earnings per share for fiscal 2005 were minus EUR 1.83 (fiscal 2004: plus EUR 0.75).

The net cash flow for fiscal 2005 amounted to minus EUR 65 million. This was primarily a result of the losses and expenditures for the expansion of production capacity for new products.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	5 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

Personnel

On September 30, 2005 EPCOS had approximately 16,100 employees worldwide. The number of employees has thus increased by 3% from 15,600 one year ago. The increase took place almost exclusively in countries with low labor costs, in particular in China and the Czech Republic. Already some 48% of all EPCOS employees, and thus the largest percentage, work in Asia. Germany accounts for 13% of the workforce, the rest of Europe for 28%, and the Americas for 11%.

Outlook

In the coming fiscal year 2006 EPCOS will focus even more on customer- and application-specific business. One important step is to complete the transfer of our tantalum activities to KEMET. Furthermore, EPCOS will continue to drive forward its quality offensive and increase its productivity worldwide.

EPCOS expects an overproportional increase in sales volume for the new products whose production is being ramped up. Overall, for its ongoing business EPCOS anticipates a return to sales growth and positive EBIT as well as a positive net cash flow.

-----

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

-----

Corporate Communications	Dr. Heinz Kahlert	Reference Number	6 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Press Release for the Business Press

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2004.

Live transmission of conference call

On November 17, 2005, the Management Board of EPCOS will inform analysts and investors of business performance in the fourth quarter of fiscal 2005 at a conference call starting at 12 noon, Central European Time, 6 a.m., US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading after the end of the conference call.

Further dates

Results for the first quarter of fiscal 2006 will be published on February 1, 2006. The Annual General Meeting will be held on February 15, 2006, at the International Congress Center in Munich.

-----

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications	Dr. Heinz Kahlert	Reference Number	7 / 7
EPCOS AG	St.-Martin-Str. 53	EPCOS 11-171105E-W
81669 Munich/GERMANY
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Key figures 4th Quarter and 12 Months ended Sep 30, 2005

	unaudited
Orders received	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2005	%	2004	2005	%	2004
Capacitors	84	12	75	334	-6	356
Ceramic Components	95	13	85	366	-4	381
SAW Components	106	6	100	343	-23	448
Inductors and Ferrites	42	-3	43	168	-17	202

EPCOS Group	327	8	303	1210	-13	1387

Net sales	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2005	%	2004	2005	%	2004
Capacitors	88	-2	89	336	-5	354
Ceramic Components	108	13	95	361	-3	374
SAW Components	101	-8	110	370	-18	450
Inductors and Ferrites	45	-9	49	171	-8	184

EPCOS Group	341	-1	344	1238	-9	1362

EBIT	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2005	%	2004	2005	%	2004
Capacitors	-56.7		-2.9	-74.2		-11.3
Ceramic Components	-14.7		7.6	-24.3		19.4
SAW Components	8.5		13.5	28.7		57.2
Inductors and Ferrites	0.9		0.9	-18.6		-0.4

EPCOS Group	-62.0		19.1	-88.4		64.9

EBIT, % of sales	Q4		Q4	12 Months ended		12 Months ended
	2005		2004	2005		2004
Capacitors	-64.6		-3.3	-22.1		-3.2
Ceramic Components	-13.6		8.0	-6.7		5.2
SAW Components	8.4		12.2	7.8		12.7
Inductors and Ferrites	2.0		1.8	-10.9		-0.2

EPCOS Group	-18.2		5.6	-7.1		4.8

Capex	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2005	%	2004	2005	%	2004
Capacitors	8		14	36		26
Ceramic Components	9		9	71		31
SAW Components	9		18	30		42
Inductors and Ferrites	4		5	13		10
Consolidation				3		3

EPCOS Group	29		46	153		111

Net income	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2005	%	2004	2005	%	2004
EPCOS Group	-62.6		14.6	-119.3		49.2

(Annex to press release November 17, 2005)

Balance Sheet

euro in thousands

	unaudited
	Sep 30, 2005	Sep 30, 2004
Assets
Cash and cash equivalents	193,438	238,386
Accounts receivable, net	201,991	212,078
Inventories, net	226,802	240,996
Prepaid expenses and other current assets	46,579	47,540
Deferred income taxes	8,708	9,366

Total current assets	677,518	748,366

Property, plant and equipment, net	576,284	604,406
Intangible assets, net	19,141	34,195
Deferred income taxes	70,169	72,561
Other assets	33,822	26,684

Non-current assets	699,416	737,846

Total assets	1,376,934	1,486,212

Liabilities and Shareholders’ Equity
Accounts payable	133,904	159,941
Accrued expenses and other current liabilities	119,065	140,834
Short-term borrowings	107,467	103,001
Current portion of long-term debt	24,944	24,778
Deferred income taxes	3,629	5,847

Total current liabilities	389,009	434,401

Long-term debt, excluding current installments	206,127	192,745
Pension liabilities	165,768	126,567
Deferred income taxes	18,503	12,908
Other liabilities	40,270	39,322
Minority interest	764	705

Total liabilities	820,441	806,648

Shareholders’ Equity	556,493	679,564

Total liabilities and shareholders’ Equity	1,376,934	1,486,212

(Annex to press release November 17, 2005)

EPCOS Statement of income, 4th Quarter and 12 Months ended Sep 30, 2005 euro in thousands, except share and per share data

	unaudited
	4th Quarter		12 Months ended
	Sep 30, 2005	Sep 30, 2004	Sep 30, 2005	Sep 30, 2004
Total net sales	341,341	343,767	1,237,516	1,362,219

% Change vs. Previous year	-0.7%	8.5%	-9.2%	7.1%
Cost of goods sold	351,474	273,873	1,116,535	1,091,721

Gross profit	-10,133	69,894	120,981	270,498

% of sales	-3.0%	20.3%	9.8%	19.9%
Research and development expenses	19,174	20,459	70,295	74,569
Marketing and selling expenses	31,521	30,664	116,280	122,067
General and administrative expenses	2,740	3,356	13,262	14,822

Operating income	-63,568	15,415	-78,856	59,040

Interest income (-expense), net	-2,629	-1,169	-8,653	-5,880
Other income, net	1,537	3,730	2,250	5,911
Impairment on goodwill	—	—	-11,800	—

Income before income taxes and minority interest	-64,660	17,976	-97,059	59,071

Provision for income taxes	2,126	-3,295	-21,969	-9,620
minority interest	-60	-54	-234	-223

Net income	-62,594	14,627	-119,262	49,228

% of sales	-18.3%	4.3%	-9.6%	3.6%
% Change vs. Previous year	—	—	—	—

Net income per share
basic	-0.96	0.22	-1.83	0.75

Weighted average number of shares
basic	65,300,000	65,300,000	65,300,000	65,296,107

Net income per share
diluted*	-0.96	0.21	-1.83	0.71

Weighted average number of shares
diluted*	65,300,000	71,800,000	65,300,000	71,870,493

Reconciliation of Net income to EBIT
Net income	-62,594	14,627	-119,262	49,228

Minority interest	-60	-54	-234	-223
Provision for income taxes	2,126	-3,295	-21,969	-9,620

Income before income taxes and Minority interest	-64,660	17,976	-97,059	59,071

Interest income (-expense), net	-2,629	-1,169	-8,653	-5,880

EBIT	-62,031	19,145	-88,406	64,951

Loss of the tantalum business including impairment and corporate cost allocation			-70,449	-10,288

EBIT of the continued business			-17,957	75,239

*	For the fourth quarter of fiscal year 2005 and for the 12 months ended Sep 30, 2005, 6,500,000 shares resulting from the convertible bonds were not considered, because the inclusion would be antidilutive.

(Annex to press release November 17, 2005)

Net Cash Flow, 12 Months ended Sep 30, 2005

euro in thousands

	unaudited
	12 Months ended
	Sep 30, 2005	Sep 30, 2004
Net income	-119,262	49,228

Depreciation and amortization	196,286	155,299
Impairment on goodwill	11,800	—
Other adjustments	20,210	-3,745
Change in net current assets	-20,942	-45,316

Net cash provided by operating activities	88,093	155,467

Net capital expenditures	-151,170	-107,294
Acquisitions	-2,249	-616

Net cash used in investing activities	-153,419	-107,910

Net cash flow	-65,326	47,557

(Annex to press release November 17, 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 17, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG